EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated January 21, 2003, except for the effects of the adoption of the fair value provisions under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” as discussed in Note 2 of the Notes to Consolidated Financial Statements, and the effects of presenting discontinued operations, as discussed in Note 4 of the Notes to Consolidated Financial Statements, as to which the date of each is December 31, 2003, relating to the consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2002, which appears in the 2004 Annual Report on Form 10-K. We also consent to the reference to us under the heading “Experts” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
November 1, 2005